Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report as per December 31, 2025 – Full speed ahead
Thursday, February 26, 2026
Ninety day periods offer a short-term snapshot. A more meaningful analysis must contain a longer-term picture. The direction of NAT is up. A few days ago, we entered into a 1-year fixed contract with an oil major, giving us more than $50,000 per day.
Highlights:
1.
The dividend for the fourth quarter 2025 is 17 cents ($0.17) per share. This is our 114th consecutive quarterly cash dividend. The dividend is payable March 24, 2026, to shareholders on record as of March 10, 2026.

2.
The market is very solid for our ships. Nearly two-thirds of our spot days in 1Q26 have been booked at about $55,000 per day. At this stage we are booking ships well into 2Q26, which bodes well. The long-term outlook for our fleet of tankers is bright. The striking scarcity of compliant ships has become obvious as pressure on the so-called shadow fleet has intensified.

3.
Our fourth quarter result for 2025 was the best quarter of the year and the average time charter equivalent (TCE) for our fleet came in at $35,000 per day per ship, up 25% from the previous quarter. Our operating costs are about $9,000/day/ship. The Net result for the fourth quarter 2025 came in at $11.7 million and the EBITDA was $34.7 million. Our cash position at the day of this report is above $100 million.

4.
During the first half of 2025, we acquired two 2016-built suezmax tankers. During the second half of 2025 we also entered into an agreement with a South-Korean Shipyard to build two vessels for delivery in 2028 (the signing took place in January 2026).

5.
During the 2025 calendar year we also took advantage of the increasing asset prices and sold four of our vessels built between 2003 and 2005. The two latest vessels were delivered to the buyers in January 2026. In the first quarter of 2026, we also sold a 2003-built ship which is soon to be delivered to the buyers.

6.
The top quality of the NAT vessels is reflected in the vetting performance (the score card) undertaken by the major oil companies. Major oil companies charter about 50% of our vessels. As per December 31, 2025, the NAT fleet consist of 20 vessels. We expect to grow our fleet in the time to come.

7.	Thanks to careful voyage planning and adjustment of speed of our ships, we reduce emissions.

Sincerely,
Herbjørn Hansson
founder, Chairman & CEO
Nordic American Tankers Ltd

Our Fleet

As of December 31, 2025, our fleet consisted of 20 well maintained Suezmax tankers. Suezmax tankers are a versatile ship, offering a combination of economy of scale and flexibility in loading & discharging, with its cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet and most of our ships are built in South Korea.

After the fourth quarter of 2025, we delivered the two last vessels we sold in December 2025 to the new owner, and we also entered into a sales agreement for a 2003-built tanker with another buyer. The two newbuilding-contracts we entered into in 4Q25 were signed in January 2026.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality and maintenance of our fleet.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital-intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the fourth quarter of 2025

The fourth quarter of 2025 saw rates taking off in a strong way and the demand for our ships accelerated as we entered year end.

The fourth quarter of 2025 produced a Net profit of $11.7 million, compared to the third quarter with a net loss of -$2.8 million.

The adjusted EBITDA for the fourth quarter came in at $34.7 million (non-GAAP measure), an improvement of $13.3 million from the third quarter with $21.4 million adjusted EBITDA.

The average time charter equivalent (TCE) for our fleet during the fourth quarter of 2025 came in at $35,000 per day per vessel versus $27,490 per day per ship in the third quarter of 2025. These numbers are on a discharge-to-discharge basis.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain non-GAAP financial measures, we refer to tables on pages 5 and 6 of this press release.

Financing

Our Net Debt (total liabilities, less current assets) stood at $306 million, which averages $15.3 million per ship across our 20 vessels, as of December 31, 2025.

The details of our two financing arrangements are as follows;

1)
The $150 million five-year Senior Secured Credit agreement with CLMG/Beal Bank dated 6th February 2025 had a total outstanding balance of $142.8 million as of December 31, 2025, including current portion of the debt. The loan is secured in 7 of our suezmax tankers.

2)	The 8 vessels financed through Ocean Yield had as of December 31, 2025, a total outstanding balance of $284.9 million, including current portion of the debt.

As of December 31, 2025, the current portion of long-term debt was $35.4 million net of transaction costs. $28.0 million was related to the Ocean Yield financing and $7.4 million was related to the Beal/CLMG financing.

We have not utilized any ATM offerings in 2025.

For the fourth quarter of 2025 a cash dividend of 17 cent ($0.17) per share has been declared. This is our 114th consecutive quarterly dividend declaration.

Payment of the dividend will be on March 24, 2026, to shareholders of record on March 10, 2026.

World Economy and the Tanker Market

We continue to see high demand for oil and oil transportation, especially for emerging economies that continue to have energy consumption per capita that is significantly lower than that of OECD-countries. Should the geopolitical tensions ease, more oil volume should become available for compliant tankers. The increased pressure on the so-called shadow fleet and transportation of sanctioned oil is already increasing demand for compliant ships, like the NAT fleet. These are interesting dynamics for the NAT oil tankers. Seasonal variations will occur, but as we have seen so far, these last years, the trend supports future earnings at higher levels than in the past.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 604 vessels as of early February 2026.

The orderbook for new suezmax tankers at the same date stood at 132 vessels. This is 22% of the existing world fleet for conventional Suezmax tankers and in line with the historic average of 20%. These ships are to be delivered between now and the end of 2029. To put this in perspective, in the next two years, there are now 161 conventional suezmax tankers that will turn 20 years of age, or older. That is almost twice the number of new suezmax tankers being delivered into the world fleet during the same time (83).

The world suezmax fleet will see 33 new vessels added to the world fleet in 2026, 50 in 2027, 35 in 2028 and 14 newbuild orders are booked for 2029.

All this is good news for the short- and long-term outlook for our tankers. It is anticipated that the tanker markets will continue to be strong in the coming years.

The supply of tanker tonnage is inelastic in the short term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interest among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top-quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our fleet of 20 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended				Twelve Months Ended
	Dec. 31, 2025		Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Amounts in USD '000

Net Voyage Revenue	58,755		45,687	46,389	182,540	225,096
Other Income	730	*	0	0	730	0

Vessel Operating Expenses	(15,516)		(16,543)	(14,708)	(66,938)	(62,809)
Depreciation Expenses	(14,196)		(15,323)	(13,870)	(57,735)	(56,151)
General and Administrative Expenses	(8,612)		(7,037)	(9,056)	(28,873)	(28,825)
Gain on Disposal of Vessels	0		0	0	16,621	0
Operating Expenses	(38,324)		(38,903)	(37,634)	(136,925)	(147,785)
Net Operating Income	21,161		6,784	8,755	46,345	77,311

Interest Income	323		396	130	1,608	731
Interest Expense	(9,332)		(9,823)	(7,097)	(35,752)	(30,739)
Other Financial Income (Expenses)	(492)		(138)	(493)	69	(660)
Total Other Expenses	(9,501)		(9,565)	(7,460)	(34,075)	(30,668)
Net Income (Loss)	11,660		(2,781)	1,295	12,270	46,643
Basic and Diluted Earnings (Loss) per Share	0.06		(0.01)	0.01	0.06	0.22
Weighted Average Number of Common Shares Outstanding	211,750,663		211,750,663	210,505,764	211,750,663	209,227,286
Common Shares Outstanding	211,750,663		211,750,663	211,750,663	211,750,663	211,750,663

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)	Dec. 31, 2025	Dec. 31, 2024
Amounts in USD '000

Cash and Cash Equivalents	45,863	39,177
Restricted Cash	0	5,207
Accounts Receivable, Net	19,039	16,223
Prepaid Expenses	8,401	6,227
Inventory	19,930	21,931
Voyages in Progress	17,566	6,570
Other Current Assets	4,053	3,436
Vessels Held For Sale	36,016	0
Total Current Assets	150,868	98,771
Vessels, Net	748,207	715,273
Other Non-Current Assets	3,089	3,543
Total Non-Current Assets	751,296	718,816
Total Assets	902,164	817,587

Accounts Payable	2,528	4,257
Accrued Voyage Expenses	15,242	12,294
Other Current Liabilities	14,246	13,204
Dividends Payable	0	8,470
Current Portion of Long Term Debt	35,404	21,560
Total Current liabilities	67,420	59,785
Long-Term Debt	388,740	248,144
Other Non-Current Liabilities	483	845
Total Non-current Liabilities	389,223	248,989
Shareholders' Equity	445,521	508,813
Total Liabilities and Shareholders' Equity	902,164	817,587

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Twelve Months Ended	Twelve Months Ended

	Dec. 31, 2025	Dec. 31, 2024
Amounts in USD '000

Net Cash Provided by (Used In) Operating Activities	19,838	128,158

Investment in Vessels	(136,450)	(870)
Deposit on Vessel Financing	0	0
Proceeds from Sale of Vessels	46,751	0
Investment in Other Fixed Assets	0	(1,750)
Net Cash Provided By (Used In) Investing Activities	(89,699)	(2,620)

Proceeds from Issuance of Common Stock	0	8,932
Repurchase of Equity Awards	0	(3,547)
Proceeds from Borrowing Facility	190,131	0
Repayments of Vessel Financing	(26,227)	(20,662)
Repayment of Borrowing Facility	(8,225)	(12,079)
Dividends Distributed	(84,700)	(87,695)
Net Cash Provided By (Used In) Financing Activities	70,979	(115,051)

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	1,118	10,487
Effect of exchange rate changes on Cash	361	536
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	44,384	33,361
Cash, Cash Equivalents and Restricted Cash at End of Period	45,863	44,384
Cash and Cash Equivalents	45,863	39,177
Restricted Cash	0	5207

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Nine Months Ended
Amounts in USD '000	Dec. 31, 2025	Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Voyage Revenue	85,903	74,999	74,430	292,420	349,742
Voyage Expense	(27,148)	(29,312)	(28,041)	(109,880)	(124,646)
Net Voyage Revenue (1)	58,755	45,687	46,389	182,540	225,096

	Three Months Ended			Twelve Months Ended	Twelve Months Ended
Amounts in USD '000	Dec. 31, 2025	Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Net Income (Loss)	11,660	(2,781)	1,295	12,270	46,643
Interest Expense (Income), net	8,839	8,839	6,967	35,752	30,008
Depreciation Expense	14,196	15,323	13,870	57,735	56,151
EBITDA (2)	34,695	21,381	22,132	105,757	132,802
(Gain) on Disposal of Vessel	0	0	0	(16,621)	0
ADJUSTED EBITDA	34,695	21,381	22,132	89,136	132,802

(1) Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2) Earnings before interest, taxes, depreciation and amortization (or EBITDA) is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391 Alexander Kihle, Finance Manager Nordic American Tankers Limited Tel: +47 91 72 41 71
Web-site: www.nat.bm